Exhibit D-1

                                  PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                            Harrisburg, PA 17105-3265


                                            Public Meeting held October 16, 1998
Commissioners Present:
         John M. Quain, Chairman
         Robert K. Bloom, Vice Chairman
         David W. Polka
         Mead Brownell
         Aaron Wilson, Jr.

Application of Metropolitan Edison          Docket No. R-00974008
Company for Approval of its
Restructuring Plan Under Section
2806 of the Public Utility Code. et al.

Application of Pennsylvania Electric        Docket No. R-00974009
Company for Approval of its
Restructuring Plan Under Section
2806 of the Public Utility Code, et al.

Petition of Pennsylvania Electric Co.       Docket No. P-00971215
Altoona Cogeneration Project

Petition of Metropolitan Edison Co.         Docket No. P-00971216
Blue Mountain Project

Petition of Metropolitan Edison Co.         Docket No. P-0097l217
York County Energy Partners

Petition of Metropolitan Edison Co.         Docket No. P-00971223
Bio-Energy Partners

Petition of Pennsylvania Electric Co.       Docket No. P-00971278
Erie Power Partners

Petition of Pennsylvania Electric Co.       Docket No. P-00981324
Cogentrix Ex Cogeneration

Petition of Metropolitan Edison Co.         Docket No. P-00981325
Solar Turbines

Petition of Pennsylvania Electric Co.       Docket No. P-00900450
Rubenstein Engineering, P.C.


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                             FINAL OPINION AND ORDER

BEFORE THE COMMISSION:

                  Before the Commission for consideration are the comments filed with respect to our Tentative Order, entered September 24, 1998, in the above-captioned proceedings. These proceedings concern the restructuring plans and resulting litigation arising wider the Electricity Generation Customer Choice and Competition Act, 66 Pa. C.S. Sections 2801-28l2 (Act hereafter), of Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). Our Tentative Order approved the terms of a proposed final settlement (Settlement) set forth in the Joint Petition for Full Settlement of the Restructuring Plans of Met-Ed and Penelec and Related Dockets and Related proceedings (Joint Petition), dated September 23, 1998. In the Tentative Order, we provided that the determinations contained therein would not become final until this Commission has considered all timely filed comments and issued a final order.
                  Comments have been received from State Representative Camille "Bud" George (Representative George)(1); the York County Solid Waste and Refuse Authority (York Authority); the 5P Club, an organization whose membership is composed of all non-union employees, including supervisory, technical and administrative employees of GPU, Inc. (5P); and the Hospital Shared Services and Administrative Resources; Inc. (HSS and ARI, respectively).

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         (1)   Representative  George,  in  addition  to being an elected  State
Representative, is also the Democratic Chairman of the House Environmental Resources and Energy Committee. (Comments at 1).

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Also, we have received a Joint Agreement  entered into between Met-Ed,  Penelec, and the Community Action Association of Pennsylvania (CAAP) (;GPU/CAAP Joint Agreement), whereby these parties request that the Joint Petition be modified to recognize the GPU/CAAP Joint Agreement.

                  We have also received a letter dated October 14, 1998, in the nature of Replies to Comments, submitted by Met-Ed and Penelec. We further take official notice of two ex parte letters submitted by Representative George and directed to the Chairman of the Commission.(2)


                                   Background

                  The Joint Petition dated September 23, 1998, has been filed with the following, parties as signatories: Met-Ed and Penelec, operating utility subsidiaries of GPU collectively the Companies); the Office of Consumer Advocate (OCA); the Office of Small Business Advocate (OSBA); the Office of Trial Staff (OTS); the Met-Ed Industrial Users Group (MEIUG); Penelec Industrial Customer Alliance (PICA); Community Action Association of Pennsylvania (CAAP); Conectiv Energy (Conectiv); Mid-Atlantic Power Supply Association (MAPSA); Locals 459 and 777 of the International Brotherhood of Electrical Workers (IBEW); New Energy Ventures (NEV); Enron Power Marketing, Inc. (Enron); the Anthracite Region Independent Power Producers Association (ARIPPA); Pennsylvania Rural Electric Association
     (PREA); Allegheny  Electric Cooperative,  Inc. (AEC); Solar Turbines, Inc.,

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         (2) These  letters do not contain an  indication  of service upon other parties to the proceedings. Accordingly, we directed the Secretary of the Commission to effect service on the other parties of record.

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BioEnergy Partners, Erie Power Partners, L.P., AES Ironwood, Inc. and affiliates
(AES);   York  County  Solid  Waste  and  Refuse  Authority  (York   Authority);
Inter-Power/AhlCon Partners, L.P.; Homer City/Rubenstein Engineering,  P.C.; the
Environmentalists;   and  other  parties   designated  on  the  signature  pages
(collectively, Joint Petitioners).

                  The October 14, 998 Met-Ed/Penelec letter provides additional signature pages for the following parties who have now formally joined the Joint
Petition: CAAP; NEV; Inter Power/AhICon Partners, L.P.; Homer City/Rubenstein Engineering, P.C.; York Authority; Solar Turbines, Inc.; and Erie Partners, L.P. The Companies further advise tat the Environmentalists have indicated that they will execute and file a signature page or advise of their non-opposition to the Joint Petition. (October 14, 1998 letter, p.2, n. 1).

                  As noted in the Tentative Order, the proposed terms and conditions of the Joint Petition represent a comprehensive settlement of the complex matters involved in achieving; the restructuring of Met-Ed and Penelec. The Joint Petition is intended to resolve all issues on appeal before the Commonwealth Court and the United States District Court arising from challenges by various Joint Petitioners to this Commission's final orders, secretarial letters, and related determinations regarding Met-Ed's and Penelec's; Applications for Approval of their Restructuring Plans Under Section 2806 of the

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Public Utility Code, 66 Pa. C.S. Section 2806. The essential  accomplishments of the Settlement are as follows:

                  1. Customers will receive rate reductions. On January 1, 1999, Met-Ed will reduce its retail electric rates by 2.5% from December, 1996 levels. (Settlement, D.1.). Penelec will reduce its retail electric rates by 3.0% from December, 1996 levels. This reflects the Companies' intent to refund to customers from 1998 revenues $27.2 million and $29.2 million for Met-Ed and Penelec, respectively. (Settlement, D. 1.).

                  2. Under the Settlement, all Met-Ed and Penelec customers will have the opportunity to purchase electricity from alternative generation suppliers on January 1, 1999.

                  3. Customers will receive substantial shopping credits that will allow shopping customers to achieve significant bill savings in addition to the guaranteed rate cut. The provisions of the Settlement will stimulate a competitive market for electricity by accelerating customer choice to January 1, 1999, and by affording opportunities for consumers to obtain provider of last resort, billing and metering services from competitive suppliers.

                  4. Transmission and Distribution (T&D) Charges will be capped for an additional three and one-half years. The Settlement provides that the cap on Met-Ed's and Penelec's transmission and distribution charges, which otherwise would expire on June 30, 2001, will be extended through 2004. In addition, the Settlement contains provisions to maintain and improve the reliability of their emission and distribution system.

                  5. Generation rates will be capped for an additional five years. The Settlement provides that caps on Met-Ed's and Penelec's generation rates, which otherwise would expire December 31, 2005, will be in place as provided in the Act until December 31, 2010 and are increased by five percent (5%) during this five-year period. In addition to the guaranteed rate cuts, non-shopping customers shall be served by providers of last resort or default service that will offer electric service at market-determined prices starting on January 1, 2001.

                  6. Universal Service coverage will be expanded. The Settlement provides for expansion of funding levels for Met-Ed's and Penelec's universal service programs.

                  7. The Companies are to divest themselves of their generation assets. Divestiture proceeds offset stranded costs.


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The Companies  will apply net proceeds from the  divestiture  of its  generation assets to offset stranded costs.

                  8. Non-Utility Generation (NUG) cost recovery is assured. The Companies will be assured full cost recovery of their contractual obligations relating to NUG projects.

                  9. The Settlement promotes renewable energy development and provides for a renewable energy pilot program. The Settlement also provides for a sustainable energy fund designed to promote the development and use of renewable energy and clean energy technologies, energy conservation and efficiency which promote clean energy. (See Joint Petition).


                  Copies of the Joint Petition, Settlement and Appendices have been served by Met-Ed and Penelec on all parties to the proceeding by overnight mail or hand delivery. Written notice of the proposed settlement has been provided by letter to customers of the Companies, as well as posting notice in offices and on the Companies' Internet web page, and by news release. (See Tentative Order, p.3, n. 1).


                                   Discussion

Comments of Representative George

                  The Comments of Representative George raise four concerns regarding the Joint Petition and Settlement. Those concerns are as follows:
Errors of Law; Violation of Constitutional Rights; Violations of Agency Procedure, and Lack of Evidence. (Comments, p. 1). We consider these concerns in the order in which they have been presented.(1)

                  A. Errors of Law

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         (3) As with most  Commission  proceedings,  any argument or concern not expressly addressed has been duly considered and should be deemed rejected by necessary implication arising from our discussion. Univ. of Pa. v. Pa. P.U.C., 485 A.2d 1217 (Pa. Cmwlth. 1984).

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


                  I. Pre-Approval of the Sale of the Plants

                  Representative George, citing Section 2 (Tentative Ordering Paragraph No. 2) of the Tentative Order, argues that the process for achieving the sale and transfer of the Companies' generating assets and liabilities amounts to an improper delegation of power in violation of the Pennsylvania Constitution and statutory scheme under the Public Utility Code. (Comments. p.
2).

                  Representative George is first concerned about the procedure set forth in the Settlement. This concern relates to compliance with Section 2811(e)(2) of the Act for "...notice and an opportunity for open, public evidentiary hearings" regarding the approval of electric utility dispositions. He states that the Settlement sets up two different procedures. First, there is an audit under Section C. 1. Second, there is an audit report, which would compare the actual net proceeds from the divestiture transactions approved under lie Settlement with the level of stranded costs assumed for purposes of the Settlement. (See Settlement. pp. 15-16). Representative George comments that the Settlement only provides for the potential for a hearing under the audit reporting process and that this hearing is limited to resolution of material factual issues in dispute. Therefore, he comments that a separate audit process is not authorized by the Act and does not provide for open, public evidentiary hearings. (Comments, p.2).


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


                  Representative George also objects to what he feels is a limitation on the ability of the public or interested and active parties to get original information from the Companies about the divestiture. Further, he is not in agreement with the stipulation in the Settlement that the price at which the Companies' assets will be sold should be considered fair market value. (Comments, p.3, citing Settlement A.3.).

                  On consideration of the Comments on this issue, we do not find the procedures in the Joint Petition and Settlement inconsistent with the Act. Neither do we view the Joint Petition as based on an improper delegation of our authority under the Act. The stipulation of the Joint Petitioners that the selling price of the assets which are to be divested according to the auction process is the "fair market value" of such assets, is based on independent, non-biased, external economic determinants. Therefore, on our review of the auction process outlined in Appendix M, we are able to conclude that the prices for the sale of divested assets will be market-driven. Because a market-based price for electricity, and electric generation assets is the cornerstone of the Act,(4) we conclude that the procedures of the Settlement are in furtherance of those objectives. Our "pre-approval" in the Settlement is merely limited to the process to be followed for divestiture and agreement on the manner in which



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         (4)   Section  2802(5)  of the  Act -  Declaration  of  policy,  states
"Competitive market forces are more effective than economic regulation in controlling the costs of generating electricity."




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


competitive market forces will be permitted to determine: the fair market value of the Companies' generation assets.

                  The Settlement, therefore, strikes a reasonable balance between the need for regulatory oversight and the opportunity of the Companies to divest. The Companies are obligated under Section A.2. of the Settlement to use their best efforts to sell their plants at the highest prices reasonably achievable. Consequently, in light of this obligation, and in light of the 100% off-set of stranded costs with the sale of divested assets, we observe that the Companies will have every incentive to properly auction such assets to the qualified bidder making the highest offer.

                  With regard to the compliance with Section 2811 of the Act, we find that the audit process complies with the Act and other provisions of the Code. The need for on-the-record type hearings is limited to the types of situations traditionally reserved for hearings, i.e. disputed material facts. See Diamond Energy, Inc. v. Pa. PUC, 635 A.2d 1360 (Pa. Cmwlth. 1995)- fundamental tenet is that hearings are only needed to resolve disputed issues of fact. The potential for hearings under Section C.2. of the Settlement concerning the final selling price obtained by the Companies as a result of the auction procedures of Appendix M, would constitute hearings consistent with law.

                  On consideration of the question of improper delegation, we note that, generally, to determine whether an unconstitutional delegation of legislative power has been made, the Court refers to the guidelines set forth in

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Dauphin  Deposit  Trust Co. v. Myers,  388 Pa. 444,  449,  130 A.2d 686,  688-89
(Dauphin Deposit Trust); See Prudential Property and Casualty Ins. Co. v. Dept. of lns., 595 A.2d 649 (Pa. Cmwlth. 1991) citing Dauphin Deposit Trust. Pursuant to Dauphin Deposit Trust, "[here the standard fixed by the Legislature is not arbitrary or unlimited, but is definite and reasonable, the delegation of power or discretion will be sustained as constitutional." 388 Pa. at 449, 130 A.2d at 688-89. In considering the standard, regard must be had to the purpose and scope of the legislation, the subject matters covered, the duties prescribed and the broad and narrow powers granted. as those factors will often determine whether or not a sufficiently clear, definite and reasonable standard has been established. Id.

                  A review of the Act supports this Commission's discretion to approve the procedures used in the Settlement to achieve the ends of the Act. The standards under which we must "monitor the market for the supply and distribution of electricity to retail customers" are definite. This Commission is authorized to "consider whether the...disposition is likely to result in anticompetitive or discriminatory conduct" and after notice and an opportunity for open, public evidentiary hearings, disapprove a disposition only if we conclude that such disposition is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power which will prevent retail electricity customers from obtaining the benefits of a properly functioning and workable competitive retail electricity market.

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Courts have upheld the  legislative  delegation  of  discretionary  authority as valid when the agency must exercise  discretion  under standards of "equitable,"
"impartial,"  "inadequate,"  or  "discriminatory"   considerations.   Prudential
Property' and Casualty Ins. Co. v. Dept. of Ins. citing Pa. State Ass'n of Township Supervisors v. Insurance Dept., 412 A.2d 675 (Pa. Cmwlth. 1980).

                  Based on the foregoing, we conclude that our approval has adequately considered all of the factors to be observed by this Commission pursuant to Section 2811, namely the prevention of anticompetitive, discriminatory conduct, or the unlawful exercise of market power.

                  Because the auction process for the disposition of the Companies' assets is, in fact. based on independent and non-biased market determinants(5); a procedure for challenging material factual issues in dispute is permitted (Settlement C.2), and 100% of all Pennsylvania jurisdictional net divestiture proceeds will be used by the Companies to offset stranded costs, we conclude that the Joint Petition and Settlement is in the public interest. We would further add the observation raised in the October 14, 1998 letter of the Companies. When the divestiture process was designed and initially implemented (June, 1997), GPU expected to retain the full amount of any net divestiture proceeds. October 14, 1998 letter at p.4). During the litigation of their restructuring proceedings, but after the


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         (5) Under the divestiture  auction process,  the Companies'  affiliated
Electric Generation Supplier (EGS) is precluded from being a participant.

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


divestiture plan had been hilly developed, the proposal to offset divestiture proceeds against stranded costs was offered, most notably in conjunction with the need to address the recovery of NUG commitments. (Id.) The divestiture process, therefore, represents a balanced accommodation between the interests of the Companies, the ratepayers, and the NUG interests.

                  Finally,   we  must  observe  that  the  Joint   Petition  and
Settlement result in immediate rate reductions and reductions in the stranded cost clams of the Companies ($658.14 for Met-Ed, and $332.16 for Penelec). Thus, the import of this Settlement is a reduction in rates to consumers. Based on this observation, we must conclude that the Joint Petition and Settlement is in the public interest.

                  2.       EDC Slamming

                  Representative  George comments unfavorably on Section P.2 and
P.4 of the Joint Petition. These sections provide for the competitive bidding of Provider of Last Resort (PLR) service to retail customers who do not affirmatively make a choice of supplier. These customers will receive PLR service pursuant to a competitive bidding process, i.e. Competitive Default Service (CDS). Representative George takes the position that these provisions of the Joint Petition violate the Act. Section 2807(d)(1) of the Act states that an Electric Distribution Company (EDC) should not change a customer's electricity supplier without direct oral confirmation from the customer of record or written evidence of the customer's consent. Representative

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George  views  Section  F.2 and F.4 of the  Joint  Petition  and  Settlement  as
violative of the Act. (Comments, p. 4).

                  For those customers electing to remain with the Companies, as a matter of their consumer choice, we conclude there is adequate opportunity to so indicate. Substantial resources are devoted to consumer education to make customers aware of the new, competitive environment for choosing an electric supplier. However, notwithstanding such consumer education efforts, we are cognizant of those customers who will not respond, either affirmatively, or negatively, to the availability of alternative suppliers. Recognizing the needs of the PLR customers, this Commission will, beginning on January 1, 2001, conduct an annual review of the CDS established by the Settlement to insure that it is in the public interest. During this review, we shall be sensitive to any consumer concerns regarding their intent for default or PLR service.

                  The CDS eligibility criteria is stringent and will ensure that the successful bidders we responsible suppliers. The CDS also has the potential for providing for a diversity of suppliers and stimulating a diversity of electric generation sources, such as wind, sustainable biomass, geothermal, and ocean power. The opportunity to stimulate a diversity of suppliers and diversity of electric generation sources are benefits of a new competitive market for electric generation and counsel in favor of implementing the CDS. We emphasize that the CDS will be conducted with the proper monitoring by this Commission. We conclude, therefore, that the Settlement furthers the goals of the Act, with

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


those customers who. for various reasons, elect not to choose an EGS.


                  3.       Transmission and Distribution Costs

                  In these comments, Representative George views the Settlement system average rate of 2.5 cents/kWh, as reached in our "traditional rate-making function," without the benefit of time, staff, independent facts and financial information, resources and statutory authority." (Comments, p.4). Representative George complains, generally, that the Settlement average system Transmission and Distribution (T&D) rates have been the result of "short circuit[ing]" the process.
                  On consideration of these comments, we note that a settlement represents a compromise of several competing interests and concerns. We conclude that our inherent rate-making function is to establish just and reasonable rates, consistent with the Act and other provisions of the Public Utility Code, 66 Pa. C.S. Sections l301, et seq. The T&D rates are clearly within the zone of reasonableness and produce an end-result which, when taken with the other concessions, produces just and reasonable rates.


                  4.       Immediate 10004 Retail Phase In

                  In this part of the Comments of Representative George, he objects to the Joint Petition's proposal that all customers have the opportunity to choose an alternative supplier on January 1, 1999. Relying upon the language of Section 2806(b) of the Act, wherein it. is stated that a maximum of 66% of the peak load of each customer class shall have the opportunity for direct access, the argument is made that a provision under which the utility agrees

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to provide 100% direct access in advance of the Act's  schedule  conflicts  with the Act. (Comments p. 5).

                  The clear intent of Section 28O6(b) of the Act is benign to the electric utility. To the extent an electric utility, in the interest of achieving a comprehensive settlement, elects to accelerate the consumer choice provided by the Act, this is permissible and in furtherance of the objectives of consumer choice.

                  B.       Violation of Agency Procedure

                  Representative George comments that the Commission has violated its own "rules' in that it was his understanding that the Joint Petition would not be presented to the Commission without unanimous consent. (Comments at 5). In addition to alleging that this Commission violated its own procedures in the negotiations leading to the filing of the Joint Petition, Representative George is concerned that "this settlement will prevent the PUC staff from following its own procedures and rules involving oversight of the Penelec EDC and the sale of generation plants." This view is derived from the observation related to the position of Representative George that the Joint Petition is contingent upon undue constraint upon this Commission under the Act. (Comments, p.6).

                  We have previously considered the arguments concerning the allegations of an improper delegation of authority. With regard to the

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allegations  of  unanimous  consent,  this  argument  would  promote  form  over substance and ignore the substantial benefits of the Joint Petition and Settlement. Those benefits have been detailed, above, and most notably include the prompt resolution of pending appeals and implementation of the immediate rate reductions for the benefit of the ratepayers. Because of the substantial public interest considerations which are promoted by the Joint Petition, we find these Comments do not detract from our obligation to act in this matter. We would further add that the Office of Trial Staff and the Office of Consumer
Advocate, representing the public interest, have actively participated in the proceeding and are signatories to the Joint Petition.

                  C.        Lack of Evidence

                  Here, Representative George asserts that there is a lack of evidence to support certain segments of the settlement proposal, namely the 100% roll-in of full retail competition in January, 1999; the adoption of a competitive supplier of last resort; and a "voluntary" limit on Commission and public oversight of the sale of the Companies' generating plants.

                  We have previously discussed the merits of those comments relating to the above issues. We also observe that the record is replete with evidence affording this Commission a sound basis on which to adopt all provisions of the Joint Petition.

                  D.       Violation of Constitutional Rights

                  Finally, Representative George expresses serious concerns that the Joint Petition may present a violation of the


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


constitutional rights of himself and his constituents.  (Comments, p.7).

                  Representative George's concerns are two-fold in this area. First, the allegation that the Joint Petition and Settlement was reached in violation of the terms of the Pre-Settlement Agreement, as extended, is restated. Second, Representative George notes that the "lateness and content of the notice" provided by the Companies is problematic.(6)

                  On consideration of those statements relating to the lateness and content of the notice provided by the Companies, we do not find that these concerns rise to the level of a violation of constitutional rights. It is our intent that all Commission proceedings undertaken in fulfillment of our obligations under the Public Utility Code be open and fair. Our Tentative Order directed that a copy of the Order be served upon all parties to the instant proceedings. In addition to service upon the parties, at slip op., p.3, n. 1, it was represented to this Commission that the Companies would implement the following:
                  1 As noted in the certificate of service, copies of the Joint Petition and appendices have been served by Met-Ed and Penelec on all parties to the proceeding by overnight mail or hand delivery. In addition, the Joint Petition provides that Met-Ed and Penelec will provide written notice of the proposed settlement by letter to its customers, will post notice in its office and on its Internet web page, and will provide notice by news release.


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         (6) He advises  that one person  reported  that the notice was received
October 7, 1998, and another reported that they received it on October 5, 1998.

                  In light of the concerns raised by Representative George, we shall direct that a detailed affidavit of service of notice be prepared by the Companies and be made an express part of the Appendices to the Joint Petition and Settlement. We require that such affidavit of service include a specimen of the notice provided. 5P Club.

                  5P Club initially provides procedural background to the instant restructuring proceedings. In its comments, 5P Club states that two months after the evidentiary. hearings were closed in this matter (March 10, 1998), non-union employees of GPU were first provided with a description of the transition package which would govern CPU's relationship with its employees impacted by the restructuring plans. (Comments p. 2). 5P Club states that it was only after the union package was developed and finalized that GPU dictated significantly less beneficial plans for its non-union workforce. Accordingly, CPU's non-union workforce was not in a position to voice any opposition to the restructuring plans. (Comments, pp. 2-3).

                  Based on the foregoing, 5P states that the Joint Petition has failed to consider whether the non-union employees are being treated fairly under the Act. 66 Pa. C.S. Section 2802.(7)


-------
         (7) 5P states that CPU's current treatment is in contrast to past treatment. When the Companies underwent two major downsizings in 1994 and 1996, GPU went through a process of rating all of its non-union employees with the goal of providing the company with a means to retain the most qualified and productive employees. As a result the persons currently remaining with CPU are its most qualified and productive employees. (Comments, p 3)

                  In summary,  SP Club raises the  following  objections  to the
Joint Petition: (1) there was no opportunity given to non-union GPU employees to intervene in the approval process; (2) the transition package for non-union employees has certain deficiencies in the benefits afforded to this class of employees; (3) there are significant differences in the union and non-union transition packages and the union package is stated to be superior to the non-union package as it was the result of negotiations between GPU and union leadership; (4) various aspects of the benefits, severance, relocation allowance, and accumulation of leave provisions are deficient. (Comments, pp. 4-6).

                  In conclusion, 5P states that, on behalf of its 500 members (approximate), it requests that the Commission review the concerns set forth in the Comments prior to giving final approval to the Joint Petition. 5P Club does not desire to unduly delay the restructuring process of the companies. It does, however, wish to have its concerns heard in an appropriate forum and to have its members treated in a fair manner. (Comments at 7).

                  In their October 14, 1998 replies, the Companies, generally assert that forthcoming Commission action on the Joint Petition and Settlement is the wrong forum and the wrong time to address the concerns of 5P. Also, the Companies take the position that there is no basis under the Act and other provisions of the Public Utility Code which vests this Commission with authority to dictate labor policy, or substitute its discretion for that of the Companies in this area. See p. 6.

                  On consideration of the comments of 5P, we shall strongly encourage the Companies to continue to meet with and discuss the concerns of 5P. We do not, however, find that the issues raised indicate that the Companies have overlooked those considerations pertaining to non-union employees of CPU. 66 Pa. C.S. Section 2806(e). Our review of the proceedings indicates that 5P has been apprised of the nature of these proceedings and of the opportunity to participate prior to this point. Our June 30, 1998 Restructuring Order expressly discusses certain workforce mitigation efforts of the Companies at slip op., pp. 104-105, which suggests that the members of 5P have received actual notice of the opportunity to intervene.

                  Based on the foregoing, we shall not delay our consideration of the proposed Joint Petition and Settlement, while duly noting the concerns of 5P.


Joint Agreement Between CAAP and GPU

                  In the CAAP/CPU Agreement, the parties advise that they have reached agreement on the following: (1) GPU commits to continuing to use Community Based Organizations (CBOs) to administer its universal service programs to the fullest extent possible; (2) GPU commits to increasing the funding for the Renewable Energy Pilot Program to those funding levels as approved in the Pennsylvania Power & Light Company Joint Petition for Full Settlement, Docket No. R-00973954; (3) that the number of installations of solar hot-water heaters and photovoltaics will be determined in a cooperative effort between GPU, the Commission's Bureau of Consumer Services, the OCA, and all other interested parties, during the design and development of the Renewable Energy Pilot Programs; and (4) in exchange for the Companies' agreement on these issues, CAAP has committed to executing the Joint Petition.

                  We shall include and expressly incorporate by reference herein, the CAAP/GPU Joint Agreement in this Final Opinion and Order finding it consistent with the expressed intent of the Act. 66 Pa. C.S. Section 2804(9).


York Authority Comments

                  York Authority, in its Comments, requests a clarification of the phrase "to the extent of its current design capacity" as it applies to its existing turbine-generator. York Authority requests that the phrase be clarified to mean " to the extent of the nameplate capacity of its turbine-generator." York Authority indicates that the neither Met-Ed nor Penelec object to the clarification.
                  The nameplate capacity of York Authority's turbine-generator is 42 MW. The nameplate capacity specifies the manufacturer's guaranteed maximum, continuous capacity of the unit in question at the time of installation and is a more specific reference to the unit's generation capability. As a result, York Authority's request to clarity the aforementioned phrase is reasonable and should be granted. Our Final Opinion and Order shall so reflect.


Comments of HSS and ARI

                  HSS and ARI (HSS/ARI) request that the Commission reject the Joint Petition (Comments, p.1). HSS/ARI raise concerns as to three sections of the Joint Petition. The sections relate to: (1) the allocation of the proceeds of GPU's generation plant divestiture; (2) treatment of costs associated with non-utility generation (NUG) contracts and (3) T&D rates. (Comments, p.2).

                  (1)      Allocation of the Proceeds of GPU's Divestiture
                  In regard to the first concern, HSS/ARI concede that the Joint Petition establishes a reduction in Penelec's and Met-Ed's stranded cost determination. (Comments, p. 4). After conceding the benefits to ratepayers of a reduction in the permitted level of stranded costs, they complain that the standards of Appendix M are a "test which GPU is incapable of failing regardless of how imprudent and unreasonable its actions may be." Id. Thus, HSS/ARI state that the audit review provided for in the Joint Petition falls short of a prudence review. Consequently, HSS/ARI strongly suggest that GPU is relatively indifferent to the maximization of sales proceeds from divestiture in that there is no adverse consequence to the Companies. They allege that GPU's ratepayers will "stand as a guaranteed source of funds however miserable GPUE's decisions." (Comments at 5).

                  Our discussion of the Comments of Representative George are applicable to the Comments of HSS/ARI.

                  (2) NUG Stranded Cost Collectoins

                  HSS/ARI  argue  that  the  Joint   Petition   provides  the
Companies the opportunity to continue to collect costs associated with its NUG contracts until the termination of the last NUG contract in the year 2020. Consequently, they take the position that this extension of the transition period is contrary to the Act and places the risk of stranded
costs  entirely  on  the  ratepayers  while,   providing  the  Companies  a
guaranteed  source of revenues well into the 21st century.  (Comments,  pp.
S-6).

                  However, a review of these Comments reveals a great deal of speculation on the part of HSS/ARI and very little factual support for these allegations. The Comments are replete with "potential" problems, arising "if" certain events occur and includes a warning that the "potential negative impact" of extending the transition period is "unknown." HSS/ARI provides no factual or record support for its dire predictions, nor does it offer any alternative recommendations that might mitigate against the "potential" problems. As a result, there is little basis for us to consider altering the Joint Petition as it concerns the issue of NUG stranded costs. HSS/ARI acknowledge the potential benefits of the Joint Petition and Settlement when they observe "If the sales of Penelec's generation plants provide sufficient revenues to offset all or most of the stranded costs, if any, arising from the NUG contracts, once the reconciliation process occurs after completion of Penelec's divestiture

6f its generation plants, any remaining stranded cost amount Penelec will be entitled to collect may be de minimus. In that event there would be (1) minimal competitive transition charge (CTC) to collect the remaining stranded costs and (2) a potential early cutoff of the date for connecting CTCs regardless of the termination date of the NUG contracts." (Comments, pp. -6). The NUG issues have been extremely contentious in these proceedings. Given the impact of PURPA on the determinations of the Companies to enter into NUG contracts, we find that resolution of this issue according to the Settlement is preferable to continued litigation.

                  (3)      T & D Rates

                  HSS/ARI also submitted Comments relative to the Joint Petition's treatment of rates for T&D service. HSS/ARI states that, in our Order entered June 30, 1998, T&D rates, on a combined basis, were set at a system avenge of $.02007 per kWh in the case of Penelec. However, the Joint Petition proposes to increase the system average T&D rate to $.025 per kWh and freeze it until December 31, 2004. HSS/ARI further states that this, in itself, will not cause ratepayers to experience higher overall electric costs than presently incurred since the Joint Petition caps Penelec's overall rates at the current level through 2005. However, HSS/ARI argue that the higher T&D rates will offset any reduced costs that ratepayers may experience from purchasing generation from alternate suppliers at prices below Penelec's tariffed rates. As a result,

HSS/ARI conclude that ratepayers will have to reduce their payments for generation service below Penelec's shopping credit provided under the Joint Petition before they will experience any cost savings on overall electric costs and that there is no evidence that such cost savings are achievable.

                  Once again, the HSS/ARI Comments are based on speculation. There is no evidence cited by HSS/ARI to support the supposition that ratepayers will not be able to find generation service that will "reduce their payments for generation below Penelec's unbundled generation rate by 4.3 mils" as stated in HSS/ARI's comments. While we agree that there are no guarantees, that does not suggest that overall savings cannot or will not occur and is not a basis for rejecting the Joint Petition as requested by HSS/ARI. The opportunity for savings certainly does exist under the Joint Petition and that opportunity is what. is being offered to the ratepayers. As a result, we will not grant the HSS/ARI's request to reject the Joint Petition on the basis of the arguments presented relative to T&D rates. Request for Specific Ordering Paragraphs

                  In the October 14, 1998 letter, the Companies request the addition of specific ordering paragraphs. On review of the requested paragraphs, they are consistent with the Joint Petition and shall be included in the instant, Final Opinion and Order.

However, to the extent the requested additional paragraphs are repetitive and redundant to those in the Tentative Order, they shall not be repeated.

                                   Conclusion

                  The Joint Petition represents a comprehensive settlement of all issues concerning the restructuring of the Companies. We are convinced that a resolution of these proceedings is in the public interest; THEREFORE,

                  IT IS ORDERED:

                  1. That the Tentative  Opinion and Order entered September 24,
1998,  is  hereby,  made  final,  subject  to  and  incorporating   herein,  the
modifications contained in this Final Opinion and Order.

                  2. That in consideration of and reliance upon the representations, mutual promises and undertakings of the parties to this proposed settlement, including the express agreement of each signatory to be legally bound by its terms and the certification of each E that he or she has full authority to enter into the settlement and to act on behalf of their respective parties, the terms of the proposed final settlement set forth in the Joint Petition and the Appendices shall be and are hereby approved as to each and every one of its terms and conditions, and we hereby reconsider and amend our prior orders in these proceedings as necessary to implement the terms of the full settlement. Any issue not specifically addressed in this settlement shall be treated and resolved in accordance with the resolution of that issue in the Restructuring Orders adopted by the Commission and entered on June 30, 1998, at Docket Nos. R-00974008 and R-00974009.

                  3. That the Commission hereby approves all aspects of the Companies' transfer of their generation assets and liabilities, along with the granting of the approvals, licenses and certificates of public convenience required under the Public Utility Code regarding the transfer or assignment of the Companies' generating assets and liabilities in accordance with the settlement provisions, including but not limited to approvals under Chapters 5, 11, 19, 21 and 28 of the Public Utility Code.

                  4. That the recovery of stranded costs, on an interim basis, by Met-Ed of $658.14 million and by Penelec of $332.16 million, subject to reconciliation at a later date to reflect the actual net proceeds resulting from the divestiture of generation assets, is just and reasonable and in the public interest.

                  5. That the Petitions of Met-Ed at Docket Nos. P-00971216, P-00971217, P-00971223 and P-00981325 and the Petitions of Penelec at Docket

Nos.  P-0097l215,  P-00971278,  P-00981324 and P-00900450  (Related NUG Dockets)
which are consolidated into these proceedings, are hereby approved.

                  6. That with respect to the Related NUG Dockets, the Power Purchase Agreements (PPAs) for Blue Mountain, York County Energy Partners (Ironwood), Bio-Energy Partners, Solar Turbines, Altoona Cogeneration Project, Erie Power Partners, Cogentrix Cogeneration and Rubenstein Engineering, P.C., and the transactions contemplated thereby, are reasonable, prudent and in the public interest; and the PPAs and the transactions contemplated thereby, constitute reasonable mitigation efforts by the Companies; and the costs incurred or to be incurred by Met-Ed and Penelec in connection with the PPAs, including any buy-outs or restructuring contemplated therein, shall be fully recovered from customers as provided in this settlement and approved by this Final Opinion and Order.

                  7. That the tariff supplements appended to the Joint Petition and all other Appendices are hereby approved, being necessary to implement the hill settlement, and shall become effective pursuant to the terms set forth in the Joint Petition and Appendices.

                  8. That with respect to the divested generation facilities of the Companies and their GPU affiliates, it is hereby determined that allowing these generation facilities to qualify as "eligible facilities" under the Public Utility Holding Company Act of 1935 (1) will benefit consumers, (2) is in the public interest and (3) does not violate State law.

                  9. That the Commission's  approval of the terms and conditions set forth in the Joint Petition and Appendices is expressly contingent upon and shall not become final and enforceable until all appeals and civil actions required to be dismissed with prejudice as referred to in Part Q of the proposed settlement have been finally withdrawn, discontinued, or dismissed with prejudice in accordance with the provisions of the settlement.

                  10. That the CAAP/GPU Joint Agreement referenced in this Final Opinion and Order is accepted and incorporated herein and made a part hereof.

                  11. That the Companies shall file and include in the Appendix to the Settlement, the affidavit of service of the terms of the Settlement consistent with this Opinion and Order.

                  12. That a copy of this Final Opinion and Order shall be served upon all parties to the instant restructuring proceedings at Docket Nos. R-009740'i)S and R-00974009.

                  13. That consistent with Section D.1. of the Joint Petition, Met-Ed is directed to implement its January 1, 1999 rate decrease through a refund to customers from l998 revenues in the amount of $27.2 million, and that the rate decrease shall apply to each retail rate classification and customers within those rate classifications as set forth in Appendices A and C of the Joint Petition.

                  14. That consistent wit Section D.2. of the Joint Petition, Penelec is directed to implement its January 1, 1999 rate decrease through a refund to customers from 1998 revenues in the amount of $27.2 million, and that the rate decrease shall apply to each retail rate classification and customers within those rate classifications as set forth in Appendices A and C of the Joint Petition.

                  15. That consistent with Section M.2. of the Joint Petition, upon entry of a final Opinion and Order approving the Joint Petition, as modified, in its entirety, and not subject to any further legal challenges of appeals, the Companies shall complete each of the transactions contemplated by the agreements with the various NUG developers referenced in the rate recovery petitions of paragraph No. 15, above.

                  16. That consistent with Section M.5. of the Joint Petition, the Companies request that the Commission find that actual payments made or projected to be made to NUG projects from January 1, 1997, up to and including December 31, 1998, in the amount of $24.01 million for Met-Ed and $30.74 million for Penelec shall be fully recoverable from customers as described in Part C of the Joint Petition and shall be reconciled as described in Part C of the Joint Petition.

                  17. That the York Authority clarification is, hereby, adopted.

                                               BY THE COMMISSION


                                               James J. McNulty
                                               Secretary

(SEAL)
ORDER ADOPTED: October 16, 1998
ORDER ENTERED: October 20, 1998





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